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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MLP Real Estate Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Capital Mall, Suite 766
(No. and Street)

Sacramento	California	95814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Panattoni **916-442-5502**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tate, Propp, Beggs Sugimoto
(Name – *if individual, state last, first, middle name*)

1545 River Park Drive, Suite 375	Sacramento	CA	95815
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/31

OATH OR AFFIRMATION

I, Mark Panattoni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLP Real Estate Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Designated Principal

Title



Notary Public


MARY NGUYEN
Commission # 1548805
Notary Public - California
Sacramento County
My Comm. Expires Jan 30, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MLP REAL ESTATE SECURITIES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2006

tpbs

MLP REAL ESTATE SECURITIES

CONTENTS


Tate,Propp,Beggs
& Sugimoto

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
MLP Real Estate Securities
Sacramento, California

We have audited the accompanying statement of financial condition of MLP Real Estate Securities, as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the period from inception (February 1, 2006) to December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MLP Real Estate Securities, as of December 31, 2006, and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tate, Propp, Beggs & Sugimoto
An Accountancy Corporation

February 21, 2007
Sacramento, California

A Professional Corporation
1545 River Park Drive, Suite 375
Sacramento, CA 95815-4614

Phone (916) 929-1006
FAX (916) 929-0879
www.tpbs.com

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MLP REAL ESTATE SECURITIES

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current assets:		
Cash	$	28,902
Deposits		164
Prepaid expenses		19,779
Total Assets	$	48,845

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	1,983
Credit cards payable		4,385
Rent payable		3,232
Total current liabilities		9,600
Stockholder's Equity:		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		158,742
Accumulated deficit		(120,497)
Total stockholder's equity		39,245
Total Liabilities and Stockholder's Equity	$	48,845

The accompanying notes are an integral part
of these financial statements.

MLP REAL ESTATE SECURITIES

STATEMENT OF INCOME
For the Period from Inception (February 1, 2006) to December 31, 2006

Revenue:	$ -
Expenses:	
Advertising	950
Conferences and training	488
Consulting	56,769
Copy and fax charges	265
Dues and subscriptions	1,642
Equipment rental	1,989
Health insurance	30
Insurance	783
Insurance - fidelity bond	346
Interest	334
Legal and accounting	1,694
Licenses and permits	15,825
Office supplies and expenses	5,524
Other expenses	1,719
Outside services	9,274
Postage	1,550
Rent	12,470
Software and IT management	1,924
Telephone	2,941
Travel and meals	3,980
Total expenses	120,497
Net loss	$ (120,497)

The accompanying notes are an integral part
of these financial statements.

MLP REAL ESTATE SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period from Inception (February 1, 2006) to December 31, 2006

	Common Stock								
	Shares		Amount		Contributed Capital		Accumulated Deficit		Total Stockholder's Equity
Capital contributions	1,000	$	1,000	$	158,742	$	-	$	159,742
Net loss	-		-		-		(120,497)		(120,497)
Balance, December 31, 2006	1,000	$	1,000	$	158,742	$	(120,497)	$	39,245

The accompanying notes are an integral part
of these financial statements.

MLP REAL ESTATE SECURITIES

STATEMENT OF CASH FLOWS
For the Period from Inception (February 1, 2006) to December 31, 2006

Cash Flows from Operating Activities:		
Cash paid to vendors and employees	$	(130,840)
Net cash used in operating activities		(130,840)
Cash Flows from Financing Activities:		
Issuance of common stock		1,000
Additional paid-in capital		159,742
Net cash provided by financing activities		159,742
Net increase in cash		
Cash, beginning of period		-
Cash, end of period	$	28,902
Reconciliation of Net Loss to Net Cash Used in Operating Activities:		
Net loss	$	(120,497)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in deposits		(164)
Increase in prepaid expenses		(19,779)
Increase in accounts payable		1,983
Increase in credit cards payable		4,385
Increase in rent payable		3,232
Net cash used in operating activities	$	(130,840)

The accompanying notes are an integral part
of these financial statements.

MLP REAL ESTATE SECURITIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

MLP Real Estate Securities (the Company) was incorporated in February 2006 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company has been formed to focus on building relationships with high net worth investors and successful regional and national real estate developers to provide investment opportunities. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

S Corporation - Income Tax Status
The Company has elected S Corporation status for federal and state income tax purposes under Internal Revenue Code Section 1362 and California Revenue and Taxation Code Section 23801, respectively, whereby all items of income and expense flow through to the individual stockholders. The Company is, however, subject to the greater of a minimum state franchise tax or a 1 ½% state income tax.

Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: OPERATING LEASE COMMITTMENTS

On July 12, 2006, the Company entered into an agreement to lease office and related parking space from Plaza Five Fifth Five, a Joint Venture. The terms of the agreement provided for an initial lease term commencing August 1, 2006 and terminating September 30, 2008 with one three-year renewal option. The agreement establishes initial monthly rent totaling $3,152 and increasing to $3,208 in October 2007. Total rent expense for the year ended December 31, 2006 was $12,470.

At December 31, 2006, future minimum lease commitments under the lease are as follows:

2007	$	37,988
2008		28,872
Total	$	66,860

SUPPLEMENTARY INFORMATION

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MLP REAL ESTATE SECURITIES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital requirement, the greater of:			$	5,000
1/8 of aggregate indebtedness	$	1,200		
Minimum dollar requirement	$	5,000		
Net capital				19,302
Excess net capital			$	14,302
Aggregate indebtedness	$	9,600		
Excess net capital at 100% (net capital, less 10% aggregated indebtedness)	$	18,342		
Ratio of aggregate indebtedness to net capital		52.34%		
Ratio of subordinated indebtedness to debt/equity total		N/A		
120% of required net capital			$	6,000
Net capital in excess of 120% of required net capital			$	13,302
Total assets			$	48,845
Less: total liabilities				9,600
Net worth			$	39,245
Deductions from and/or charges to net worth:				
Total non-allowable assets	$	19,943		
Other deductions or charges		-		
Excess fidelity bond deductible		-		
Total deductions from and/or charges to net worth				19,943
Net capital before haircuts on securities positions			$	19,302
Haircuts on:				
Certificates of deposit and commercial paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stocks and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts				-
Net capital			$	19,302

MLP REAL ESTATE SECURITIES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2006

Non-allowable assets:		
Deposits	$	164
Prepaid expenses		19,779
Total non-allowable assets	$	19,943
Other deductions or charges:		
Fidelity bond deductible:		
Minimum net capital requirement	$	5,000
Fidelity bond coverage requirement	$	6,000
Fidelity bond deductible allowed	$	5,000
Fidelity bond deductible	$	5,000
Excess fidelity bond deductible	$	-

* greater of (*i*) 10% of amount of average required or (*ii*) $15,000

NOTES TO SCHEDULE I

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus report as amended, as of December 31, 2006.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Tate, Propp, Beggs & Sugimoto

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
MLP Real Estate Securities
Sacramento, California

In planning and performing our audit of the financial statements of MLP Real Estate Securities (the Company), for the period from inception (February 1, 2006) to December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control system and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Tate, Propp, Beggs & Sugimoto
An Accountancy Corporation

February 21, 2007
Sacramento, California